EX-28.d.2.t.i

EXHIBIT A

SUBADVISORY AGREEMENT

AMONG

NATIONWIDE VARIABLE INSURANCE TRUST,

NATIONWIDE FUND ADVISORS

AND OPPENHEIMERFUNDS, INC.

Effective October 1, 2008

Amended July 11, 2011*

Funds of the Trust	Subadvisory Fee
NVIT Multi-Manager Small Cap Growth Fund and	0.45% on Aggregate Subadviser Assets† up to $200 million; and

NVIT Multi-Manager Small Company Fund	0.40% on Aggregate Subadviser Assets† of $200 million and more

Oppenheimer NVIT Large Cap Growth Fund	0.40% on Subadviser Assets up to $500 million; 0.38% on Subadviser Assets of $500 million and more but less than $1 billion; and 0.35% on Subadviser Assets of $1 billion and more††

*	As approved at the Board of Trustees Meeting held on June 15, 2011.
†	The term “Aggregate Subadviser Assets” shall mean the aggregate amount of assets resulting from the combination of Subadviser Assets of the NVIT Multi-Manager Small Cap Growth Fund and the NVIT Multi-Manager Small Company Fund.
††	Notwithstanding the foregoing, the Subadviser agrees to permanently waive the right to receive any fee that would exceed 0.25% on Subadviser Assets up to $1.5 billion and 0.24% on Subadviser Assets of $1.5 billion or more.

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IN WITNESS WHEREOF, the parties hereto have executed this Exhibit A on the effective date set forth above.

TRUST
NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

ADVISER
NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

SUBADVISER
OPPENHEIMERFUNDS, INC.

By:	/s/ Christine Loftus
Name:	Christine Loftus
Title:	SVP, Director Third Party Strategic Accounts